Mail Stop 4561

December 7, 2006

VIA USMAIL and FAX (416) 361-0883

Mr. Kenneth Phillippe
Chief Financial Officer
Colombia Goldfields, Ltd.
#208-8 King Street East
Toronto, Ontario, Canada M5C 1B5

> **Re: Colombia Goldfields, Ltd.**
> **Item 4.02 Form 8-K/A**
> **Filed December 4, 2006**
> **File No. 000-18808**

Dear Mr. Kenneth Phillippe:

We have reviewed your response letter dated December 1, 2006 and have the following additional comments. Where indicated, we think you should revise your document[s] in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 8-K/A FILED ON DECEMBER 4, 2006

1.   We have read your response to comment one.   Your response states that EITF 04-3 has been misapplied in previous periods by not appropriately taking into account values beyond proven and probable.   Please further explain what factors you considered in reaching the conclusion that no impairment exists given the disclosures previously included in your interim financial statements that exploration activities have not advanced sufficiently to quantify values beyond proven and probable reserves

2.   We note your response to comment four and will monitor your amendment to the Form 10-Q for compliance.

3.   We have read your response to comment five.   Please tell us your conclusion regarding your reconsideration of the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-QSB for the fiscal

quarter ended March 31, 2006 and June 30, 2006 in light of the material error you have disclosed.

* * * *

As appropriate, please respond to these comments within 5 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions, please call Wilson K. Lee at (202) 551-3468.

Sincerely,

Wilson K. Lee
Staff Accountant